March 3, 2008
Via EGDAR
Mr. Terence O’Brien
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-6010

Re:	Brady Corporation
Form 10-K for the fiscal year ended July 31, 2007
Filed September 28, 2007
File No. 001-14959
Dear Mr. O’Brien:
     This is in response to your letter of February 20, 2008, commenting on our 10-K for the year ended July 31, 2007. We have reported the comments from your letter below, followed by our responses.
Form 10-K for the Fiscal Year Ended July 31, 2007
Business — Environment, page I-8
1.	If material, please disclose in future filings any estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.
Item 101(c)(1)(xii) requires that the Company shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and its succeeding fiscal year and for such further periods as it deems material. The Company does not project its estimated capital expenditures for the remainder of fiscal 2008 and 2009 for environmental control facilities to be material. Historical capital expenditures for environmental control facilities for the installation of incinerators were approximately $600,000 and $1,500,000 for fiscal year 2006 and 2007, respectively, which amounts are not deemed material. If, in future periods, the Company estimates capital expenditures for environmental control facilities to be material, the Company will include in its Form 10-K appropriate disclosures consistent with Item 101(c)(1)(xii) of Regulation S-K.

Executive Compensation — Compensation Discussion and Analysis, page III-5
2.	In future filings, please disclose who recommends a proposal for compensation for your President
The Compensation Committee utilizes the services of an independent executive compensation consulting firm (Pearl Meyer & Partners) to assist in the review and evaluation of our compensation levels and policies. In addition to this professional advice, the Committee relies upon its collective judgment, taking into consideration the performance of the Company as measured against its long and short range plans as well as other available competitive information and data in making its compensation decisions. No specific compensation recommendation is provided by management to the Committee relative to the President and CEO. The resulting approved compensation levels, including the President and CEO’s compensation, are then reported by the Compensation Committee to the full Board. The Company will clarify this in future filings consistent with the above discussion.
3.	Your disclosure indicates that you may have engaged in benchmarking of base salaries or other material elements of compensation. For example, we note that the Compensation Committee uses peer group data for similar positions nationally to determine the appropriate level of base salary. Please identify in future filings your benchmarks, including their components and component companies. Alternatively please tell us why you do not believe that you engage in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.
As disclosed, the Company does use peer group data for benchmarking executive compensation. The peer group analysis that is referenced in the Form 10-K includes several components of compensation, including base salaries, annual incentives, and long term incentives. The peer group that is referred to in the fiscal 2007 Form 10-K includes the following 29 peer companies in similar industries with revenues up to $5 billion: Actuant Corporation, Agilent Technologies, Inc., Alliant Techsystems Inc., AMETEK, Inc., Amphenol Corporation, Anixter International Inc., Barnes Group Inc., Bemis Company, Inc., Benchmark Electronics, Inc., Cooper Industries, Ltd., Donaldson Company, Inc., DRS Technologies, Inc., Energizer Holdings, Inc., Exide Technologies, Fastenal Company, Hubbell Incorporated, IDEX Corporation, Molex Incorporated, MSC Industrial Direct Company, Inc., Nordson Corporation, Pentair, Inc., Rogers Corporation, Roper Industries, Inc., SPX Corporation, Teleflex Incorporated, Thomas & Betts Corporation, Vishay Intertechnology, Inc., WESCO International, Inc., and Zebra Technologies Corporation. Additionally, as noted in the Company’s Form 10-K, a smaller subset of 13 companies was selected from the peer group, which companies have annual revenues of less than $2 billion, to provide data for similar sized companies. This subset includes: Actuant Corporation, AMETEK, Inc., Barnes Group Inc., Donaldson Company, Inc., DRS Technologies, Inc., Fastenal Company, IDEX Corporation, MSC Industrial Direct Company, Inc., Nordson Corporation, Rogers Corporation, Roper Industries, Inc.,

Thomas & Betts Corporation, and Zebra Technologies Corporation. This list may vary due to changes in our business or the business of the companies utilized as peers. In future filings, to the extent that the Company engages in a peer group analysis, the Company will disclose the components of its peer group analysis as well as the component companies.
     In addition to our responses above, we acknowledge that:
•	Brady Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Brady Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further comments or questions regarding this response, please contact the undersigned at (414) 358-6620. Thank you for your attention to this matter.
Very truly yours,
BRADY CORPORATION
/s/ THOMAS J. FELMER
Mr. Thomas J. Felmer
Senior Vice President & Chief Financial Officer